 Exhibit 99.1
October 2, 2024
Dear ODDITY Tech Ltd. Shareholders:
We cordially invite you to attend the Annual General Meeting of Shareholders of ODDITY Tech Ltd. (the “Meeting”), to be held on Wednesday, November 13, 2024 at 4:00 p.m. (Israel time), at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel.
At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our Board of Directors recommends that you vote FOR each of the proposals listed in the Notice.
Only shareholders of record at the close of business on Monday, October 7, 2024 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the internet in accordance with the instructions on your proxy card.
We look forward to greeting as many of you as can attend the Meeting.
Sincerely,
/s/ Oran Holtzman
Chairperson of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held at 4:00 p.m. (Israel time) on Wednesday, November 13, 2024
Dear ODDITY Tech Ltd. Shareholders:
We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of ODDITY Tech Ltd. (the “Company”), to be held on Wednesday, November 13, 2024 at 4:00 p.m. (Israel time), at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel.
The Board of Directors of the Company has approved the following matters to be voted on by the shareholders at the Meeting, and recommends to shareholders that they vote in favor:
(1)
To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services;

(2)
To re-elect Yehoshua (Shuki) Nir and Michael Farello as Class I directors to the Board of Directors of the Company, each to hold office until the close of the Company’s annual general meeting to be held in 2027, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated, and to approve their terms of service; and

(3)
To re-elect Ms. Lilach Payorski as an external director of the Company, for a period of three years commencing on March 1, 2025, and to approve her terms of service.

(collectively, the “Proposals”).
The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023 will be presented for discussion at the Meeting.
Our Board of Directors recommends that you vote “FOR” each of the Proposals, which are further described in the proxy statement.
The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, is required to approve each of the Proposals. Each shareholder of record of our Class A ordinary shares, NIS 0.001 par value (the “Class A Shares”), is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each shareholder of record of our Class B ordinary shares, NIS 0.001 par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”) is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.
The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who are not controlling shareholders and do not have a personal interest in the proposal, other than a personal interest not deriving from the shareholder’s relationship with the controlling shareholder; or (ii) the total voting power of the shareholders mentioned in clause (i) above that is voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.

The Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)
a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.
The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).
In accordance with Section 3A of the Companies Law Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000 (the “Relief Regulations”), by signing and submitting the attached proxy card, a shareholder declares and approves that he or she has no personal interest in the approval of any of the Proposals, except if such shareholder notified the Company of such personal interest in writing. If you believe that you have a personal interest in any of the Proposals and you wish to inform the Company of such personal interest, you should do so in writing, in advance of voting, by sending a letter to the Company’s offices, c/o Yehoshua Gurtler, General Counsel, at 8 HaHarash Street, Tel Aviv-Jaffa, 6761304, Israel.
Only shareholders of record at the close of business on October 7, 2024, the record date for the Meeting (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.
You can vote your Shares by attending the Meeting or by proxy by completing and signing the proxy card to be distributed with the proxy statement or via the toll-free telephone number or over the internet as described in the accompanying proxy statement. If you hold Shares in “street name”, meaning through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from such bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).
Under our Amended and Restated Articles of Association, the presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.
Section 66(b) of the Companies Law allows shareholders who hold at least 1% of our voting rights to submit a request to include a proposal on the agenda of a general meeting of our shareholders (except that, according to the Relief Regulations, in case of proposals for nominating or removal of a director, such shareholders are required to hold at least five percent (5%) of our voting rights). Such request by an eligible shareholder must be received by us no later than October 9, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement on the “Investor Relations” portion of our website, https://investors.oddity.com, or at our headquarters located at 8 HaHarash Street, Tel Aviv-Jaffa, 6761304, Israel, upon prior notice and during regular working hours (email: contact@oddity.com) until the date of the Meeting.
Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received no later than 6:59 a.m. (Israel Time) on Wednesday, November 13, 2024 (11:59 p.m. EST on Tuesday, November 12, 2024) to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
By order of the Board of Directors
Date: October 2, 2024	/s/ Oran Holtzman Chairperson of the Board of Directors

ODDITY Tech Ltd.
Proxy Statement

Annual General Meeting of Shareholders
To be held at 4:00 p.m. (Israel time) on Wednesday, November 13, 2024
This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board” or “Board of Directors”) of ODDITY Tech Ltd. (the “Company,” “ODDITY,” “we,” “us” or “our”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, November 13, 2024, at 4:00 p.m. (Israel time), at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel.
This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares, NIS 0.001 par value (the “Class A Shares”) and Class B ordinary shares, NIS 0.001 par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), on or about October 10, 2024.
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 7, 2024 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
Agenda Items
The Board of Directors of the Company has approved the following matters to be voted on by the shareholders at the Meeting, and recommends to shareholders that they vote in favor:
(1)
To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services;

(2)
To re-elect Yehoshua (Shuki) Nir and Michael Farello as Class I directors to the Board of Directors of the Company, each to hold office until the close of the Company’s annual general meeting to be held in 2027, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated, and to approve their terms of service; and

(3)
To re-elect Ms. Lilach Payorski as an external director of the Company, for a period of three years commencing on March 1, 2025, and to approve her terms of service

(collectively, the “Proposals”).
We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.
Board Recommendation
Our Board unanimously recommends that you vote “FOR” each of the above Proposals.
Quorum and Adjournment
As of September 24, 2024, 45,573,925 Class A Shares and 11,547,000 Class B Shares were issued and outstanding.

Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.
Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the agenda for the Meeting may be considered routine. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.
Vote Required for Approval of Each of the Proposals
The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, is required to approve each of the Proposals. Each Class A Share outstanding as of the close of business on the Record Date is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each Class B Share outstanding as of the close of business on the Record Date, is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.
The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who are not controlling shareholders and do not have a personal interest in the proposal, other than a personal interest not deriving from the shareholder’s relationship with the controlling shareholder; or (ii) the total voting power of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.
The Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)
a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.
The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).

According to the Relief Regulations, by signing and submitting the attached proxy card, a shareholder declares and approves that he or she has no personal interest in the approval of any of the Proposals, except if such shareholder notified the Company of such personal interest in writing. If you believe that you have a personal interest in any of the Proposals and you wish to inform the Company of such personal interest, you should do so in writing, in advance of voting, by sending a letter to the Company’s offices, c/o Yehoshua Gurtler, General Counsel, at 8 HaHarash Street, Tel Aviv-Jaffa, 6761304, Israel.
Except for purposes of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Except for purposes of determining a quorum, abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter and will be excluded from the count of the voting power present and voting.
How You Can Vote
You may vote by proxy in any of the manners below:
•
Online — If you are a shareholder of record, you can submit a proxy over the internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the internet;

•
By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name”, and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions.

To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.
You may also vote in person at the Meeting. However, because beneficial owners are not shareholders of record, if you are a beneficial owner of Shares, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.
Registered Holders
If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), you can vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and revoke your proxy by sending us a written notice of revocation, by signing and returning a proxy card with a later date, or by voting in person at the Meeting. We may not be able to count a proxy card from a registered holder unless we receive the proxy card at our headquarters located at 8 HaHarash Street, Tel Aviv-Jaffa,

6761304, Israel, or Broadridge Financial Solutions, Inc. (“Broadridge”) receives it in the enclosed envelope no later than 6:59 a.m. (Israel Time) on Wednesday, November 13, 2024 (11:59 p.m. EST on Tuesday, November 12, 2024).
If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board to the extent permitted by law and applicable stock exchange requirements. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association.
Beneficial Owners
If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.
Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.
Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.
Who Can Vote
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 7, 2024, the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.
Revocation of Proxies
Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders on or about October 10, 2024. Certain officers, directors, employees and agents of ODDITY may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.
Voting Results
The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials
On or about October 2, 2024, copies of the proxy card, the Notice of Annual General of the Meeting of the Shareholders and this proxy statement will be made available electronically via the internet at www.proxyvote.com and on the “Investor Relations” portion of our website, https://investors.oddity.com. The information contained on our website is not incorporated by reference in, and is not a part of, this proxy statement.
Assistance in Voting your Shares
Your vote is important. If you have questions about how to vote your Shares, you may contact investor relations at investors@oddity.com.
COMPENSATION OF EXECUTIVE OFFICERS
For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2023, see Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 6, 2024 (the “Annual Report”), a copy of which is available on the SEC’s website at http://www.sec.gov and on the “Investor Relations” portion of the Company’s website, https://investors.oddity.com.
CORPORATE GOVERNANCE
Overview of the Company’s Corporate Governance Practices
According to the Company’s Articles of Association, the number of Company directors will be no less than three (3) and no more than seven (7) directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.
As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law, including relating to matters such as external directors, the audit committee, the compensation committee and the internal auditor.
Under U.S. securities laws, the Company qualifies as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”)). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of certain corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement, as we currently do in Items 6.C. “Board Practices and Corporate Governance — Corporate Governance Practices” and 16G. “Corporate Governance” of our Annual Report. We also qualify as a “controlled company” as such term is defined in applicable Nasdaq listing rules. Although we do not currently rely on any “controlled company” exemption from Nasdaq corporate governance rules, we may elect to rely on such exemptions in the future.
As a foreign private issuer, the Company is not subject to all of the disclosure and other requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. For more information regarding the Company’s corporate governance practices, see Item 6. “Directors, Senior Management and Employees” of our Annual Report.
Committees of the Company’s Board of Directors
The Board of Directors has established an audit committee, a compensation committee and a nominating, governance and sustainability committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. The Board of Directors has also established an incentive awards committee that, among other duties, administers the Company’s 2023 Incentive Award Plan. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. For more information regarding the Company’s committees, see Item 6.C. “Board Practices and Corporate Governance — Committees of the Board” of the Company’s Annual Report.
Other Corporate Governance Practices
Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:
☑ Maintain a majority independent Board of Directors, including two external directors under the Companies Law.	☑ Conduct executive sessions of the independent directors as part of the audit committee meetings.
☑ Maintain entirely independent audit, compensation and nominating, governance and sustainability committees.	☑ Tailor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.

☑
Include in our Compensation Policy measures designed to align the interests of the executive officers with those of the Company’s shareholders in order to enhance shareholder value.

☑
Address in our Compensation Policy the importance of individual characteristics of each of our executive officers (including respective position and responsibilities, education and experience, and past performance) as the basis for compensation variation among our executive officers, internal ratios between compensation of our executive officers and directors and that of other employees, and establish base salaries that are competitive with base salaries paid to executive officers in other peer group companies operating in similar technology sectors (while considering, among others, company size and other characteristics).

☑
Offer equity and cash compensation, which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Have a ‘clawback policy’ and include in our Compensation Policy ‘clawback’ provisions that allow us under certain circumstances to recoup excess incentive compensation to executive officers where the Company is required to prepare a financial restatement to correct a material error.

DIVERSITY OF THE BOARD OF DIRECTORS
The table below provides certain information regarding the diversity of the Board of Directors as of the date of this Proxy Statement.
Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 24, 2024 by:
•
each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding Shares;

•
each of our executive officers and directors individually; and

•
all of our executive officers and directors as a group.

The number of Shares beneficially owned by each entity, person, or director is determined in accordance with the SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any Shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of September 24, 2024. For purposes of the table below, we deem Shares subject to options, RSUs, warrants, or other rights that are currently exercisable or exercisable within 60 days of September 24, 2024 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.
The percentage of outstanding Shares is computed on the basis of 45,573,925 Class A Shares and 11,547,000 Class B Shares outstanding as of September 24, 2024.
Unless otherwise noted below, each shareholder’s address is 110 Greene Street, New York, New York 10012.
	Class A Ordinary Shares		Class B Ordinary Shares(1)		Combined Voting Power(2)
	Ordinary Shares	Percent	Ordinary Shares	Percent
Name of Beneficial Owner
Principal Shareholders
L Catterton(3)	7,640,357	16.8%	—	—	4.7%
Baillie Gifford & Co(4)	6,268,817	13.8%	—	—	3.9%
FMR LLC(5)	3,967,016	8.7%	—	—	2.5%
Franklin Resources Inc.(6)	2,641,121	5.8%	—	—	1.6%
Directors and Executive Officers
Oran Holtzman(7)	6,852,450	15.0%	11,547,000	100%	75.6%
Shiran Holtzman-Erel	—	—	—	—	—
Lindsay Drucker Mann(8)	799,504	1.7%	—	—	*
Niv Price(9)	72,936	*	—	—	*
Michael Farello(10)	57,143	*	—	—	*
Yehoshua (Shuki) Nir	—	—	—	—	—
Lilach Payorski(11)	5,912	*	—	—	*
Ohad Chereshniya(12)	2,956	*	—	—	*
All executive officers and directors as a group (8 persons)	7,790,901	17.1%	11,547,000	100%	76.2%

*
Indicates voting of less than 1%

(1)
The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications.

Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be converted.
(2)
The percentage represented under “Combined Voting Power” represents the voting power with respect to all of our Class A ordinary shares and Class B ordinary shares outstanding as of September 24, 2024, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.

(3)
Based on information available to the Company. Consists of Class A ordinary shares held of record by LCGP3 Pro Makeup, L.P. As far as the Company is aware, CGP3 Managers, L.L.C. is the general partner of LCGP3 Pro Makeup, L.P. and the management of CGP3 Managers, L.L.C. is controlled by its managing members. Scott A. Dahnke and J. Michael Chu are the managing members of CGP3 Managers, L.L.C. and as such may be deemed to share voting control and investment power over such shares that are held by CGP3 Managers, L.L.C. The address of LCGP3 Pro Makeup, L.P. is 599 W. Putnam Avenue, Greenwich, CT 06830.

(4)
Based on information reported by Baillie Gifford & Co on Form 13F-HR filed with the SEC on July 25, 2024. Consists of Class A ordinary shares held of record by Baillie Gifford & Co. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, U.K.

(5)
Based on information reported by FMR LLC on Form 13F-HR filed with the SEC on August 13, 2024. Consists of Class A ordinary shares held of record by Fidelity Management & Research Co. LLC, Fidelity Management Trust Co., Strategic Advisers LLC, Fidelity Institutional Asset Management Trust Co. and FIAM LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(6)
Based on information reported by Franklin Resources Inc. on Form 13F-HR filed with the SEC on August 14, 2024. Consists of Class A ordinary shares held of record by Fiduciary Trust Co. International and Franklin Advisers Inc. The address of Franklin Resources Inc. is One Franklin Parkway San Mateo, CA 94403.

(7)
Consists of 6,852,450 Class A ordinary shares and 11,547,000 Class B ordinary shares held by Oran Shilo Investments LP (“Shilo”). Shilo is controlled by Oran Holtzman, our founder and Chief Executive Officer, and Mr. Holtzman has voting control and investment power over our shares that are held by Shilo.

(8)
Consists of 34,729 Class A ordinary shares and 764,775 Class A ordinary shares underlying options, each exercisable within 60 days of September 24, 2024.

(9)
Consists of 72,936 Class A ordinary shares.

(10)
Consists of 57,143 Class A ordinary shares.

(11)
Consists of 5,912 Class A ordinary shares.

(12)
Consists of 2,956 Class A ordinary shares.

PROPOSAL 1
APPOINTMENT OF AUDITORS
At the Meeting, shareholders will be asked to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.
For information on fees paid to the Company’s independent auditors, see Item 16C. “Principal Accountant Fees and Services” of our Annual Report.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Company’s audit committee and Board of Directors unanimously recommend a vote “FOR” approval of this resolution.

PROPOSAL NO. 2
RE-ELECTION OF MR. YEHOSHUA (SHUKI) NIR AND MR. MICHAEL FARELLO AS CLASS I DIRECTORS AND APPROVAL OF THEIR TERMS OF SERVICE
According to our Articles of Association, the number of the Company’s directors shall not be less than three (3) and shall not exceed seven (7) (in each case, including the external directors). The term of office of the directors (other than external directors) expires on the date of the third annual general meeting following such election or re-election.
We currently have four non-external directors serving on our Board of Directors, and they are divided into three classes with staggered three-year terms as follows:
•
the Class I directors are Yehoshua (Shuki) Nir and Michael Farello, and their term will expire at the Meeting,

•
the Class II director is Shiran Holtzman-Erel, and her term expires at our annual general meeting of shareholders to be held in 2025, and

•
the Class III director is Oran Holtzman, and his term expires at our annual meeting of shareholders to be held in 2026.

The term of office of Yehoshua (Shuki) Nir and Michael Farello as Class I directors expires at the Meeting. The Board of Directors has proposed to re-elect both Mr. Nir and Mr. Farello. If re-elected at the Meeting, each of Messrs. Nir and Farello will serve until the 2027 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Companies Law and the Company’s Articles of Association.
The Company is not aware of any reason why either of the nominees, if re-elected, should not be able to serve as a director.
Each of Mr. Yehoshua (Shuki) Nir and Mr. Michael Farello has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The audit committee and/or Board of Directors have determined that each of Mr. Yehoshua (Shuki) Nir and Mr. Michael Farello qualifies as an independent director under the applicable requirements of Nasdaq, the Exchange Act and the Companies Law.
Mr. Nir currently serves on the Board’s audit committee and Mr. Farello currently serves on the Board’s compensation committee and nominating, governance and sustainability committee. If re-elected, each nominee is expected to continue serving on his respective committees.
Our non-employee directors, including external directors of the Company, are entitled to receive compensation in accordance with the Company’s Non-Employee Director Compensation Policy (the “Policy”), which is included as an exhibit to our Annual Report. Compensation under the Policy includes the following for each such director:
(i)
Fixed annual fee of $50,000,

(ii)
Additional annual fee of $10,000, $7,500 and $5,000 for serving as a member (other than the chairperson) of the Audit Committee, Compensation Committee or Nominating, Governance and Sustainability Committee, respectively,

(iii)
Additional annual fee of $20,000, $15,000 and $10,000 for serving as chairperson of the Audit Committee, Compensation Committee or Nominating, Governance and Sustainability Committee, respectively, with such fee in lieu of and not in addition to the annual fee payable for membership on such committee, and

(iv)
Annual award of restricted stock units (“RSUs”) to be granted at each annual general meeting at which such director serves and will continue to serve on the Board, with an aggregate fair value for such RSUs of $185,000 on such date. The RSUs, to be granted under the Company’s 2023

Incentive Award Plan, will generally vest on the earlier of the day before the next annual meeting or the first anniversary of the date of grant, in each case subject to the director’s continued service on the Board.
In addition, each non-employee director will benefit from coverage under the Company’s directors and officers liability insurance policies and from a letter of indemnification provided to such directors by the Company.1
The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:
Name	Age	Position
Michael Farello	59	Director
Shuki Nir	54	Director
Michael Farello has served as a member of our Board of Directors since June 2017. Mr. Farello has served as Managing Partner of L Catterton since January 2006. Mr. Farello has also served on the board of directors of multiple companies over the years and currently serves on the board of directors of, among others, Vroom since July 2015 and Better Mortgage since September 2020. Mr. Farello holds a B.S. in Industrial Engineering from Stanford University and a Master of Business Administration from Harvard Business School. We believe that Mr. Farello’s experience in the consumer retail industry and his experience serving as a director of other companies qualifies him to serve on our Board of Directors.
Yehoshua (Shuki) Nir has served as a member of our Board of Directors since July 2024. Mr. Nir has served as Chief Marketing Officer of SolarEdge Technologies, Inc. since June 2024. Mr. Nir has also served as a director of Kornit Digital Ltd. since July 2018, where he chairs the compensation committee and is a member of the audit committee, and as a director of Cardo Systems Ltd. since April 2021. From June 2021 to November 2022, Mr. Nir served as a director, member of the compensation committee and member of the audit committee of ironSource Ltd. Prior to joining SolarEdge, Mr. Nir held strategy positions at Cardo Systems Ltd. from April 2017 to June 2024 and at Cyesec Ltd. from February 2019 to November 2021 and was employed by SanDisk Corporation from November 2006 to May 2016, where he held several key leadership roles including Senior Vice President, Corporate Marketing, and General Manager, Retail. Prior to that, Mr. Nir served in various sales and marketing roles at msystems Ltd. and Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir holds an M.B.A, an L.L.B. and a B.A in Accounting from Tel Aviv University. We believe that Mr. Nir’s experience as a director and officer of other public companies qualifies him to serve on our Board of Directors.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to re-elect Yehoshua (Shuki) Nir and Michael Farello as Class I directors to the Board of Directors of the Company, each to hold office until the close of the Company’s annual general meeting to be held in 2027, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated, and to approve their terms of service.

1
On November 27, 2023, we entered into a Nominee and Indemnity Agreement with Catterton Management Company, L.L.C. (“Catterton Management”) as investment manager of LCGP3 Pro Makeup, L.P. (“LCGP3”) and L Catterton Growth Partners III Offshore, L.P. (“Catterton LP”) and Michael Farello. Under the Nominee and Indemnity Agreement, Mr. Farello agreed to hold any stock awards granted to him by us as compensation for his service as a member of our Board of Directors as nominee for Catterton Management and further agreed that any cash compensation granted to him by us for his service as a member of our Board of Directors be paid directly to Catterton Management. Each of LCGP3 and Catterton L.P. indemnified us and Mr. Farello in connection with any stock awards granted by us and held by Mr. Farello as nominee for Catterton Management. A copy of the Nominee and Indemnity Agreement is included as an exhibit to our Annual Report.

Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board of Directors unanimously recommends a vote “FOR” approval of this resolution.

PROPOSAL 3
RE-ELECTION OF MS. LILACH PAYORSKI AS AN EXTERNAL DIRECTOR AND APPROVAL OF HER TERMS OF SERVICE
Pursuant to the regulations promulgated under the Companies Law, public companies must elect at least two external directors. The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, provided that either:
•
such majority includes at least a majority of the votes cast at the Meeting who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder), excluding abstentions, to which we refer as a disinterested majority; or

•
the total votes cast at the Meeting by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) against the election of the external director does not exceed 2% of the aggregate voting power in the company.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).
The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law.
The term of office for external directors for Israeli companies traded on foreign stock exchanges may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.
External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.
If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.
The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, for Israeli companies with securities traded on a stock exchange outside of Israel, if at least one of the company’s directors meets the independence requirements for membership on the audit committee pursuant to the law of the country where such company’s securities are traded, then neither of the external directors is required to possess accounting and financial expertise, so long as each possesses the requisite professional qualifications.
If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.
The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to Item 6.C. “Board Practices and Corporate Governance — Board of Directors — External Directors” of the Company’s Annual Report.
Ms. Lilach Payorski was initially appointed as an external director of the Company to serve and hold office commencing on March 1, 2022 and the Company shareholders ratified such appointment at a special general meeting of shareholders on September 28, 2023. The Company has proposed to re-elect Ms. Payorski as an external director. If re-elected at the Meeting, Ms. Payorski will serve for an additional three-year term commencing on March 1, 2025.
The Company has received a statement from Ms. Lilach Payorski in which she declares that she meets all of the requirements applicable to external directors as set forth in the Companies Law.
The Board has determined that Ms. Payorski is financially literate as contemplated by the rules of Nasdaq, and meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, Nasdaq and the Companies Law. The Board has determined that Ms. Payorski has accounting or related financial management expertise and qualifies as an “audit committee financial expert” pursuant to the rules of the SEC and Nasdaq, and that Ms. Payorski has “financial and accounting” expertise pursuant to the rules of the Companies Law.
Ms. Payorski currently serves on the Board’s audit committee, which she chairs, as well as the Board’s compensation committee and nominating, governance and sustainability committee. If re-elected, Ms. Payorski is expected to continue serving on such committees.
Also currently serving as an external director on the Company’s Board is Ohad Chereshniya, whose term expires three years from his date of appointment on July 18, 2023.
External directors of the Company are entitled to receive compensation in accordance with the “relative compensation track” under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760-2000, as such regulations may be amended from time to time. In accordance with the Policy, such compensation includes the following for each external director:
(i)
Fixed annual fee of $50,000,

(ii)
Addition annual fee of $10,000, $7,500 and $5,000 for serving as a member (other than the chairperson) of the Audit Committee, Compensation Committee or Nominating, Governance and Sustainability Committee, respectively,

(iii)
Additional annual fee of $20,000, $15,000 and $10,000 for serving as chairperson of the Audit

Committee, Compensation Committee or Nominating, Governance and Sustainability Committee, respectively, with such fee in lieu of and not in addition to the annual fee payable for membership on such committee, and
(iv)
Annual award of RSUs to be granted at each annual general meeting at which such director serves and will continue to serve on the Board, with an aggregate fair value for such RSUs of $185,000 on such date. The RSUs, to be granted under the Company’s 2023 Incentive Award Plan, will generally vest on the earlier of the day before the next annual meeting or the first anniversary of the date of grant, in each case subject to the director’s continued service on the Board.

In addition, each external director benefits from coverage under the Company’s directors and officers liability insurance policies and from a letter of indemnification provided to such directors by the Company.
Biographical information for Ms. Payorski, who is nominated for re-election as an external director at the Meeting, is below. The following information with respect to the nominee is supplied based upon the information furnished to the Company by the nominee as of the date of this Proxy Statement:
Lilach Payorski, 51, has served as a member of our Board of Directors since March 1, 2022. Ms. Payorski has served as chief financial officer of Delta Galil Industries, a high-tech apparel company, since May 2024. Ms. Payorski currently serves as director and chair of the audit committee and member of the compensation committee of Kamada Ltd. and Scodix Ltd. Ms. Payorski also served as the chief financial officer of Stratasys Ltd., a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. Prior to that, from December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys Ltd. Ms. Payorski holds a B.A. in Accounting and Economics from Tel-Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University. We believe that Ms. Payorski’s experience as a director and officer of other public companies qualifies her to serve on our Board of Directors.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to re-elect Lilach Payorski as an external director of the Company, for a three-year term commencing on March 1, 2025, and to approve her terms of service.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board of Directors unanimously recommends a vote “FOR” approval of this resolution.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS
In addition to considering the foregoing agenda items at the Meeting, the Company will also present its audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2023, is available on the SEC’s website at http://www.sec.gov and on the “Investor Relations” portion of the Company’s website, https://investors.oddity.com.
OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.
ADDITIONAL INFORMATION
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of the Company’s website, http://investors.oddity.com. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.
By Order of the Board of Directors,
/s/ Oran Holtzman
Chairperson of the Board of Directors
Dated: October 2, 2024